EXHIBIT L-2


            MOODY'S CONSIDERS DOWNGRADE OF GPU, INC. (Bas2SR.UNSEC.)
               AND OPERATING SUBSIDIARIES IN POWERNET ACQUISITION
               --------------------------------------------------


          Approximately $2.3 Billion of Debt Affected
          -------------------------------------------


          New York, October 13, 1997 -- Moody's Investors Service has placed the securities ratings of GPU, Inc. and its operating subsidiaries on review for possible downgrade following today's announcement that GPU plans to acquire PowerNet for $1.88 billion. PowerNet is a high-voltage power network in the Australia State of Victoria.

               Ratings under review include:

               GPU, Inc.'s Baa2 debentures;

               Jersey Central Power & Light Company's (JCP&L) Baa1 first mortgage, secured medium-term notes and secured pollution control revenue bonds; Baa2 counterparty rating; (P) Baa1/(P) "baa2" shelf registration of secured debt/preferred securities; and "baa2" preferred securities;

               Metropolitan Edison Company's (Met-Ed) Baa1 first mortgage, secured medium-term notes and secured pollution control revenue bonds; Baa2 counterparty rating; (P) Baa1/(P) "baa2" shelf registration of secured debt/preferred securities; and "baa2" preferred securities;

               Pennsylvania Electric Company's (Penelec) A3 first mortgage, secured medium-term notes and secured pollution control revenue bonds; Baa1 counterparty rating; "baa1" preferred securities; and (P)"baa1" shelf registration of preferred securities;

          However, JCP&L's Met-Ed's and Penelec's Prime-2 short term rating for commercial paper is not under review.

          To finance the $1.88 billion proposed acquisition of PowerNet, GPU plans to borrow $1.405 billion of non-recourse bank debt, and to secure a $425 million equity bridge loan. GPU will provide a guarantee for the equity loan upon receiving the Securities and Exchange Commissions' approval to increase its non-regulated 6investments from 50% to 100% of its consolidated retained earnings. It also plans to contribute $50 million in common equity and to issue seven million common shares publicly in early 1998. GPU also intends to divest its domestic fossil and hydro generating facilities (5,346 megawatts), currently owned by its three electric operating subsidiaries, as well as to sell its 50% share in Solaris Power, an electric distribution utility in Australia. Proceeds from the divestitures and the common stock sale will be used to refinance debt at GPU's international subsidiary -- GPU Electric.

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          The rating  review will  consider the final  organizational  structure after the divestitures, the financial flexibility of the operating subsidiaries, and the ability of PowerNet to service significantly greater debt leverage under GPU's ownership.

          GPU, Inc. is headquartered in Parsippany, New Jersey; PowerNet is headquartered in the Australia State of Victoria.
























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